SANYO

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

02 DEC 18 AM 9:16

82-264

December 10, 2002

To : Securities and Exchange Commissi
Office of International Corporate Fi

02060686

SUPPL

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

NOTE

	Title of document	Copies
*	Business Report For The First Half Of The 79th Fiscal Term	1

SANYO ELECTRIC CO. , LTD.

dlw 12/20

Takao Okazaki
TAKAO OKAZAKI
GENERAL MANAGER,
CORP. FINANCE & ACCOUNTING GROUP

Z-015

(English Translation)

BUSINESS REPORT FOR THE FIRST HALF OF THE 79TH FISCAL TERM

April 1, 2002 to September 30, 2002

SANYO ELECTRIC CO., LTD.

Outline of business performance

Within the global economy this mid-term, in the U.S. economy, the sense of uncertainty about the future increased and its negative impact rippled across the economy to as far away as Asia and Europe. The Japanese economy, also, was driven into a very severe business environment because of such factors as the continuing deflationary spiral caused by a decrease in private capital investment and slumping consumer spending.

In the midst of these conditions, while we are promoting business structure reform based on our medium-range management plan - "Challenge 21," we have made company-wide efforts to realize a profit through the development of products to be "Market No. 1" and low-cost operation.

As for new product development, we released new products with original features, such as a top-open drum type fully automatic washer/dryer and high-vision plasma television which were developed based on the concept "Product developed to *Amaze and Impress* people."

At the same time, we promoted business expansion through forming alliances with Haier in China and Samsung in Korea, and business development through integrating the fields of housing and home electric appliances by acquiring housing business companies. Thus, we have actively been involved in building new business models.

As a result, consolidated net sales were up 1.3% from the same term of the previous year to 1 trillion 45,053 million yen. While domestic net sales declined, overseas net sales showed an increase.

Looking at results by each product category, net sales were up in AV-Information Communication Equipment, Electronic Devices, and Batteries. But, net sales were down in Home Appliances, and Industrial and Commercial Equipment.

Regarding profit, as a result of our company-wide efforts to further streamline operations through cost-cutting and material cost reduction, operating income was up 3.6% from the same term of the previous year to 33,600 million yen. However, income before income taxes was down 36.5% from the same term of the previous year to 8,494 million yen due to accrual of expenses such as business structure reform expense, so net income for this mid-term was down 61.5% from the same term of the previous year to 2,464 million yen.

Non-consolidated sales were down 5.1% from the same term of the previous year to 544,266 million yen. Operating income was down 29.2% from the same term of the previous year to 5,270 million yen, while ordinary income was down 9.7% from the same term of the previous year to 5,776 million yen,

and net income for this mid-term was down 30.2% from the same term of the previous year to 3,145 million yen.

As for our interim dividend, an interim dividend of 3 yen per share was declared at the board meeting held on October 29.

In the future, both domestic and international economies are forecast to continue to experience a worsening of the economic slump and the business environment is expected to remain under an extremely severe condition.

Under this business climate, we will further accelerate "choosing of our business lines" and "concentrating of our management resources" while further promoting our medium-range management plan - "Challenge 21" and creating cooperation with top-rated global companies. In addition, we will strive to increase the number of products to be "Market No. 1" through enhancing power to speedily develop technology.

Further, in order to reinforce and expand a long-lasting basis for earnings stability, we, as SANYO Electric Group, will boldly challenge to build up our "financial services business" and "distribution services business" in addition to the "manufacturing business."

Through the above business activities, we will vigorously push forward with the company-wide commitment to achieve high growth and realize a profit. We would like to ask all our shareholders for their continued understanding and support.

December 2002

Satoshi Iue, Chairman & Chief Executive Officer	Yukinori Kuwano, President

OUTLINE OF BUSINESS PERFORMANCE (Consolidated)

Millions of Yen (Except for per share data)

	2000 (First Half)	2000	2001 (First Half)	2001	2002 (First Half)
	Apr. 1, 2000 – Sep. 30, 2000	Apr. 1, 2000 – Mar. 31, 2001	Apr. 1, 2001 – Sep. 30, 2001	Apr. 1, 2001 – Mar. 31, 2002	Apr. 1, 2002 – Sep. 30, 2002
Net sales	1,059,141	2,157,318	1,031,445	2,024,719	1,045,053
Operating income	51,593	106,591	32,435	53,074	33,600
Net income	20,252	42,201	6,397	1,727	2,464
Net income per share (Yen)	10.82	22.55	3.42	0.92	1.32

Net sales by product category and percentages to total net sales

Millions of Yen

	2002 (First Half) Apr. 1, 2002 – Sep. 30, 2002	
	Net sales	(%)
AV-Information and Communication Equipment	414,246	39.6
Home Appliances	126,756	12.1
Industrial and Commercial Equipment	96,972	9.3
Electronic Devices	224,703	21.5
Batteries	133,277	12.8
Others	49,099	4.7

FINANCIAL STATEMENTS (Consolidated)

BALANCE SHEET

Millions of Yen

ASSETS

	2002 (First Half) (As of Sep. 30, 2002)	2001 (As of Mar. 31, 2002)
ITEM	AMOUNT	AMOUNT
Current Assets		
Cash	69,430	78,725
Time deposits	197,337	180,957
Short term investments	54,511	66,806
Receibables		
Notes & Accounts	392,671	395,492
Financial	229,812	223,487
Affiliates & Unconsolidated subsidiaries	40,796	45,258
Allowance for doubtful accounts	(22,613)	(20,720)
Inventories	376,263	404,688
Deferred income taxes	21,641	23,960
Others	81,939	66,766
Sub Total	**1,441,787**	**1,465,419**
Investment & Loans		
Affiliates & Unconsolidated subsidiaries	34,982	36,320
Others	270,440	266,185
Sub Total	**305,422**	**302,505**
Property,Plant & Equipment		
Buildings	484,358	483,691
Machinery & Equipment	1,018,494	1,013,659
Accumulated depreciation	(1,018,379)	(999,976)
Land	145,317	146,220
Construction in progress	12,325	18,526
Sub Total	**642,115**	**662,120**
Long-term Deferred Income Taxes	**147,387**	**140,405**
Other Assets	**193,570**	**179,260**
TOTAL*	**2,730,281**	**2,749,709**

(NOTE)

*TOTAL

Due to a decrease in inventories, total assets decreased by 19,428 million yen from the end of the previous fiscal year to 2,730,281 million yen.

FINANCIAL STATEMENTS (Consolidated)

BALANCE SHEET

Millions of Yen

LIABILITIES

	2002 (First Half) (As of Sep. 30, 2002)	2001 (As of Mar. 31, 2002)
ITEM	AMOUNT	AMOUNT
Current Liabilities		
Short-term borrowings	421,940	464,475
Current portion of long-term debt	166,126	154,963
Payable		
Notes & Accounts	395,681	391,337
Affiliates & Unconsolidated subsidiaries	9,671	9,405
Construction notes & Others	26,759	30,086
Accrued income taxes	10,981	16,777
Employees' saving deposits	26,010	26,697
Others	223,043	222,603
Sub Total	**1,280,211**	**1,316,343**
Bonds & Long-term Debt	**566,207**	**547,620**
Accrued Pension & Severance Costs	**246,545**	**239,301**
Total Liabilities*	**2,092,963**	**2,103,264**
Minority Intersets in Consolidated Subsidiaries	**48,058**	**44,270**
(STOCKHOLDERS' EQUITY)		
Common Stock	172,241	172,241
Additional Paid-in Capital	336,029	336,028
Retained Earnings	206,792	209,674
Accumulated Other Comprehensive Loss	(123,109)	(113,487)
Sub Total	**591,953**	**604,456**
Treasury Stocks at Cost	**(2,693)**	**(2,281)**
Total Stockholders' Equity**	**589,260**	**602,175**
TOTAL	2,730,281	2,749,709

(NOTE)

***Total Liabilities**

Due to a decrease in short-term borrowings, total liabilities decreased by 10,301 million yen from the end of the previous fiscal year to 2,092,963 million yen.

****Total Stockholders' Equity**

Translation adjustments decreased due to the appreciation of the yen and accumulated other comprehensive loss decreased. Total stockholders' equity decreased by 12,915 million yen from the end of the previous fiscal year to 589,260 million yen.

STATEMENT OF INCOME (Consolidated)

Millions of Yen

	2002 (First Half) (Apr. 1, 2002 - Sep. 30, 2002)	2001 (First Half) (Apr. 1, 2001 - Sep. 30, 2001)
ITEM	AMOUNT	AMOUNT
NET SALES*1	1,045,053	1,031,445
Operating revenue	44,251	42,374
Net sales & Operating Revenue	1,089,304	1,073,819
Cost of sales	869,337	865,393
Selling, general & administrative expenses	186,367	175,991
OPERATING INCOME*2	**33,600**	**32,435**
Non-operating income	14,005	21,941
Interest & Dividends income	4,455	6,128
Others	9,550	15,813
Non-operating expenses	39,111	40,992
Interest & Discount charges	9,725	12,674
Others	29,386	28,318
INCOME BEFORE INCOME TAXES & MINORITY INTERESTS*3	**8,494**	**13,384**
Income taxes	3,438	4,540
INCOME BEFORE MINORITY INTERESTS	**5,056**	**8,844**
Minority interests	2,592	1,270
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**2,464**	**7,574**
Cumulative effect of accounting change	—	(1,177)
INTERIM NET INCOME	**2,464**	**6,397**

(NOTES)

*1 NET SALES

While domestic sales decreased to 92.3% from the same term of the previous year, overseas sales of LCDs and semiconductors increased. As a result, consolidated net sales increased to 101.3% from the same term of the previous year.

*2 OPERATING INCOME

As a result of the company-wide efforts to further streamline operations through cost-cutting and material cost reduction, operating income increased to 103.6% from the same term of the previous year.

*3 INCOME BEFORE INCOME TAXES & MINORITY INTERESTS

Due to accrual of business structure reform expenses such as additional retirement allowances and negative profit resulting from corporate consolidations of affiliates, income before income taxes & minority interests decreased to 63.5% from the same term of the previous year.

CASH FLOW STATEMENTS (Consolidated)

Millions of Yen

ITEM	2002 (First Half) (Apr. 1, 2002 - Sep. 30, 2002) AMOUNT	2001 (First Half) (Apr. 1, 2001 - Sep. 30, 2001) AMOUNT
Cash Flows From Operating Activities		
Interim net income	2,464	6,397
Adjustments of cash flow from operating activities		
Depreciation expenses and other service costs	55,542	63,998
(Increase) Decrease in notes and accounts receivable	(18,196)	58,134
Decrease (Increase) in inventories	18,150	(1,358)
Decrease in notes and accounts payable	(5,518)	(62,874)
Others	(20,211)	(42,302)
Net Cash Provided By Operating Activities*1	**32,231**	**21,995**
Cash Flows From Investing Activities		
Decrease (Increase) in investments in securities	3,817	(8,049)
Expenditures for acquisition of tangible fixed assets	(44,416)	(83,868)
Income from sale of tangible fixed assets	3,036	11,904
Others	10,212	(2,455)
Net Cash Used In Investing Activities*2	**(27,351)**	**(82,468)**
Cash Flows From Financing Activities		
(Decrease) Increase in short-term borrowings	(25,160)	29,413
Increase (Decrease) in long-term debts	37,160	(47,673)
Dividends paid	(5,881)	(5,011)
Others	(853)	(756)
Net Cash (Used In) Provided By Financing Activities*3	**5,266**	**(24,027)**
Effect Of Fluctuations In Exchange On Cash And Cash Equivalents	**(4,351)**	**(3,574)**
Net Increase Or Decrease In Cash And Cash Equivalents	**5,795**	**(88,074)**
Cash And Cash Equivalents Of Newly Consolidated Subsidiaries	**1,290**	-
Cash And Cash Equivalents At Beginning Of Term	**259,682**	**329,580**
Cash And Cash Equivalents At End Of Term	**266,767**	**241,506**

(NOTES)

***1 Net Cash Provided By Operating Activities**
Factors such as a decrease in inventories resulted in a cash inflow of 32,231 million yen.

***2 Net Cash Used In Investing Activities**
Factors such as tangible property purchase and M&A resulted in a cash outflow of 27,351 million yen.

***3 Net Cash (Used IN) Provided By Financing Activities**
Factors such as a bond issue resulted in a cash inflow of 5,266 million yen.

FINANCIAL STATEMENTS (Non-Consolidated)

BALANCE SHEET

2002 (First Half)
(As of Sep. 30, 2001)
Millions of Yen

ITEM	AMOUNT	ITEM	AMOUNT
(ASSETS)		(LIABILITIES)	
Current Assets	**548,921**	**Current Liabilities**	**396,704**
Cash & Cash equivalents	151,031	Trade notes payable	1,326
Trade notes receivable	8,170	Trade accounts payable	217,379
Trade accounts receivable	203,276	Short-term borrowings	1,774
Finished products	64,368	Commercial paper	20,000
Materials & Work in process	62,848	Current installment of bonds	30,000
Prepaid expenses	250	Other payable	71,833
Deferred income taxes	8,422	Accrued income taxes	508
Short-term loans	3,629	Accrued expenses	21,214
Receivables	27,306	Deposits received	30,783
Other current assets	20,162	Accrued warranty	965
Allowance for doubtful accounts	(544)	Other current liabilities	918
Fixed Assets	**841,413**	**Non-Current Liabilities**	**384,003**
Tangible Fixed Assets	**294,370**	Bonds payable	190,000
Buildings	97,987	Convertible bonds payable	55,550
Structures	10,086	Other long-term debts	461
Machinery & Equipment	107,978	Accrued severance indemnities	136,521
Vehicles	136	Other non-current liabilities	1,470
Tools, Furniture & Fixtures	19,026	**Total Liabilities**	**780,708**
Land	54,779	(STOCKHOLDERS' EQUITY)	
Constuction in progress	4,376	**Common Stock**	**172,241**
Intangible Fixed Assets	**15,112**	**Capital Surplus**	**234,743**
Software	14,074	Additional paid-in capital	234,743
Utility rights	56	**Retained Earnings**	**228,456**
Others	980	Legal revenue reserve	32,546
Investment & Others	**531,929**	Reserve for special depreciation	618
Investment in securities	130,230	Reserve for retirement allowance	300
Investment in subsidiaries	290,732	Reserve for dividends	14,160
Long-term loans	7,646	Deferred gains on sale sale of fixed assets	119
Long-term prepaid expenses	13,747		
Deferred income taxes	77,011	General reserve	167,000
Others	12,584	Unappropriated profit at end of September, 2002	13,712
Allowance for doubtful accounts	(24)		
		(Net income)	(3,145)
		Unrealized Holding Gains of Available-for-sale Securities	**(23,149)**
		Treasury Stock	**(2,665)**
		Total Stockholders' Equity	**609,626**
TOTAL	**1,390,334**	**TOTAL**	**1,390,334**

STATEMENT OF INCOME (Non-Consolidated)

Millions of Yen

	2002 (First Half) (Apr. 1, 2002 - Sep. 30, 2002)
ITEM	AMOUNT
(ORDINARY INCOME & EXPENSES)	
Operating Income & Expenses	
Net sales	**544,266**
Cost of sales	463,748
Selling, general & administrative expenses	75,248
OPERATING INCOME	**5,270**
Non-operating income & Expenses	
Non-operating income	21,712
Interest & Dividends income	8,934
Others	12,778
Non-operating expenses	21,205
Interest & Discount charge	2,573
Others	18,632
ORDINARY INCOME	**5,776**
(SPECIAL GAIN & LOSS)	
Special gain	2,899
Gain on sales of fixed assets	2,539
Return of allowance for doubtful accounts	360
Special loss	5,360
Loss on sales of fixed assets	1,712
Loss on disposal of affiliates or unconsolidated subsidiaries	3,648
INTERIM NET INCOME BEFORE INCOME TAXES	**3,315**
Corporation tax, Resident tax & Business tax	1,150
income taxes - deferred	(979)
INTERIM NET INCOME	**3,145**
Unappropriated retained earnings brought forward	10,567
INTERIM UNAPPROPRIATED RETAINED EARNINGS	**13,712**

OWNERSHIP OF SHARES (as of Sep. 30, 2001)

Total number of shares authorized	....	4,921,196,000 shares
Number of shares issued	....	1,872,336,433 shares
[Number of stocks issued upon conversion of convertible bonds during this interim term	....	1,666 shares]
Number of stockholders	....	203,303 persons

The 10 largest stockholders

Japan Trustee Services Bank, Ltd.	....	88,662,000 shares	(4.74%)
Sumitomo Mitsui Banking Corporation	....	86,556,781 shares	(4.62%)
The Asahi Bank, Ltd.	....	67,472,402 shares	(3.60%)
Sumitomo Life Insurance Company	....	58,707,000 shares	(3.14%)
Nippon Life Insurance Company	....	58,238,145 shares	(3.11%)
The Master Trust Bank of Japan, Ltd.	....	49,459,000 shares	(2.64%)
Sanyo Electric Employees share ownership	....	47,411,281 shares	(2.53%)
UFJ Trust Bank, Ltd.(trust account "A")	....	46,791,000 shares	(2.50%)
The Dai-Ichi Mutual Life Insurance Company	....	36,634,000 shares	(1.96%)
The Sumitomo Trust and Banking Co., Ltd.	....	35,231,000 shares	(1.88%)

Breakdown of stock ownership by shareholder type

Government / municipalities :	1	1,000 shares	(0.00%)
Financial institutions :	265	977,123,971 shares	(52.19%)
Securities companies :	150	20,507,544 shares	(1.10%)
Other corporations :	1,596	146,791,928 shares	(7.84%)
Foreign owners :	535	211,053,209 shares	(11.27%)
Individual / other :	200,756	516,858,781 shares	(27.60%)

Breakdown of stock ownership by number of shares held

999 shares or less :	34,232 owners	7,407,926 shares	(0.40%)
1,000 - 4,999 shares :	148,776 owners	234,455,360 shares	(12.52%)
5,000 - 9,999 shares :	13,031 owners	78,097,228 shares	(4.17%)
10,000 - 49,999 shares :	6,342 owners	93,569,091 shares	(5.00%)
50,000 - 99,999 shares :	301 owners	19,854,628 shares	(1.06%)
100,000 shares or more :	621 owners	1,438,952,200 shares	(76.85%)

Company Outlook (As of Sep. 30, 2002)

Company Name:	SANYO Electric Co., Ltd.
Address of Head Office:	5-5, Keihan-hondori 2-chome, Moriguchi City, Osaka.
Founded:	April, 1950
Capital:	172,241,794,283 Yen
Number of shares issued:	1,872,336,433 stocks
Number of stockholders:	203,303
Nember of employees:	17,110

BOARD OF DIRECTORS, AUDITORS and OFFICERS (as of Nov. 1, 2002)

・Directors and Auditors

Chairman
Satoshi Iue

President
Yukinori Kuwano

Executive Directors
Toshimasa Iue
Yoichiro Furuse

Directors
Corazon C. Aquino
Nobuaki Kumagai
Tomoyo Nonaka
Sadao Kondo
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki

Corporate Auditors
Shigeru Sakata
Ryota Tominaga
Takeshi Inoue

Outside Corporate Auditors
Sotoo Tatsumi
Hiroshi Toda

・Officers

Chairman & Chief Executive Officer
Satoshi Iue

President & Chief Operating Officer
Yukinori Kuwano

Executive Vice President & Chief Financial Offier
Toshimasa Iue
Yoichiro Furuse

Executive Officers
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki

Senior Officers
Yasusuke Tanaka
Masabumi Kawano
Tadahiko Tanaka
Akira Kan

Officers
Hitoshi Komada
Akiyoshi Takano
Fusao Terada
Satoshi Inoue
Tadao Shimada
Shosaku Kurome
Osamu Kajikawa
Hiroshi Ono
Teruo Tabata
Mitsuru Honma
Shinichi Miki

MEMORANDUM FOR SHAREHOLDERS

Date for closing accounts :		March 31
Ordinary general meeting of shareholdes :		June
Record date :		March 31 and days, whenever necessary, determined by a resolution of the Board of Directors and notified thereof in advance.
Record date for dividend payment :		March 31
Record date for interim dividend payment :		September 30
Number of stocks of one unit :		1,000 stocks
Transfer agent :		The Sumitomo Trust and Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku,Osaka
Place of transfer business :		Transfer Agency Division of The Sumitomo Trust and Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku,Osaka
(Address for mailing & telephone numbers for making inquires)		Transfer Agency Division, The Sumitomo Trust and Banking Co., Ltd. 1-10, Nikko-cho, Fuchu City, Tokyo 183-8701 (post code)
Phone numbers :		(To request a change of address form, etc.) Toll-free 0120-175-417 (Other inquiries) Toll-free 0120-176-417
Acceptance of transfer applications :		Local branches of The Sumitomo Trust and Banking Co., Ltd.
Public notice :		Nihon Keizai Shimbun
Listed :	(Japan)	Tokyo, Osaka, Nagoya, Kyoto, Fukuoka, Sapporo
	(Outside Japan)	Amsterdam, Frankfurt, Paris, Swiss exchange